Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: June 23, 2014

Wisconsin Energy to acquire Integrys Energy Group Key Messages Combination creates a larger, more diverse regulated utility company with the financial strength and technical depth to meet customers’ future energy needs. . Wisconsin Energy will operate seven regulated electric and natural gas utilities across Wisconsin, Illinois, Michigan and Minnesota. . Creates 8th largest natural gas distribution company in the U.S. . Combined entity will serve 4.3 million customers and operate nearly 71,000 miles of electric distribution lines and more than 44,000 miles of gas transmission and distribution lines. . Combined company will be majority owner of American Transmission Company, with 60% interest. . The combined company—to be named WEC Energy Group, Inc.—will be headquartered in metropolitan Milwaukee, with operating headquarters in Green Bay, Chicago and Milwaukee. . Brings together two well-regarded utility operators with complementary geographic footprints to create a larger, more diverse Midwest electric and natural gas delivery company with the operational expertise, scale and financial resources to meet the region’s future energy needs. . Builds on both companies’ successful operational and customer programs through sharing of best practices across a larger organization that builds on mutual commitment to high-quality customer service, innovative energy efficiency programs, environmental stewardship and safety. . Wisconsin Energy is consistently ranked as one of the best companies in the nation for reliability and customer satisfaction. Wisconsin Energy was also named the nation’s most reliable utility in 2013. . Integrys Energy Group has a strong track record of delivering safe, reliable service. . Wisconsin Energy will maintain a strong commitment to Integrys Energy Group’s service territories and local communities in which Integrys Energy Group operates. . Integrys Energy Group will continue to have a strong local presence and will maintain operating headquarters in Green Bay and Chicago. . Combined entity committed to accelerated investment in Integrys Energy Group’s territories, including their 5-year plan to invest up to $3.5 billion in infrastructure and operational initiatives. . Wisconsin Energy will also honor all existing labor agreements and maintain historic levels of community involvement and charitable contributions. . Except for certain senior leadership positions, no positions are being eliminated at this time. Over time, as the new organization begins to realize efficiencies from the combination of the two companies and coordination of the utilities, structure and staffing will be evaluated. Our primary focus will be safe, reliable and efficient operations and service to our customers.

. Financially compelling transaction for Integrys Energy Group and Wisconsin Energy shareholders. . Provides Integrys Energy Group shareholders attractive premium and opportunity to participate in the potential upside of the combined entity. . Significant approved infrastructure investment opportunities combined with balance sheet strength provide substantial growth potential. . Increased scale with higher concentration of regulated holdings expected to deliver strong, stable combined financial profile. . The combination is expected to be accretive to EPS in the first full calendar year after closing and the combined company will be positioned to deliver enhanced earnings growth long-term. . Provides opportunity to return additional value to Wisconsin Energy shareholders through dividend policy. . NOTE: Integrys Energy Group disclosed that it is in the late stages of a competitive process to divest Integrys Energy Services, its non-regulated marketing subsidiary. In January 2014, it also announced an agreement to sell Upper Peninsula Power Company to Balfour Beatty Infrastructure Partners. Supporting Regional Messages Additional Illinois Messages . Peoples Gas and North Shore Gas will continue to provide a strong local connection and will maintain close relationships with operating headquarters remaining in Chicago. Integrys Energy Group customers will continue to receive reliable service from the same neighbors and friends they have in the past. . The combined company will build upon the companies’ experience and expertise in maintaining and enhancing reliability, investing in operational improvements and deploying innovative technology. . The combined company has committed to continuing investment in infrastructure to maintain a safe and reliable natural gas system, such as the accelerated main replacement program currently underway, which has created and is expected to sustain 1,000 jobs through 2023. . The combined company will remain committed to supporting the communities in which it operates through philanthropy, volunteerism, job opportunities and leadership in the community. . Through this combination, we will be able to build on both companies’ expertise and take our operations and energy delivery programs to the next level while continuing to invest in reliability projects, our employees and the communities we serve. . With increased scope and scale, we will also be in a great position to share best practices across a larger organization in a way that builds on our mutual commitment to high-quality customer service, innovative energy efficiency programs, environmental stewardship and safety. . Wisconsin Energy’s national award-winning Supplier Diversity Initiative (SDI) increases access, procurement opportunities and use of minority, women-owned, veteran-owned and service disabled-owned businesses through the purchase of products and services.

Additional Wisconsin Messages . Wisconsin Public Service operational headquarters will remain in Green Bay. Integrys Energy Group customers will continue to receive reliable service from the same neighbors and friends they have in the past. . The combined company has committed to continued investment in plant and system improvements, such as the ReACT emission control project currently underway. . Integrys Energy Group will remain committed to supporting the communities in which it operates through philanthropy, volunteerism, job opportunities and leadership in the community. # # # Cautionary Statements Regarding Forward-Looking Information This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward- looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.